RADICA GAMES LIMITED
                   ANNOUNCES PRELIMINARY FIRST QUARTER RESULTS


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 6, 2000                               PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201



(Hong Kong) Radica (NASDAQ RADA) announced preliminary results for the first quarter ended March 31, 2000. The Company stated that based on currently available information, it expects to report sales of approximately $16 million and a loss in the range of $0.09 to $0.12 per fully diluted share for the quarter.

Radica stated that the handheld game market segment has been particularly soft during the first quarter resulting in delays and reductions in retail customer orders below normal levels at this time of year. The company noted that according to The NPD Group's TRSTS retail sales tracking service handheld game sales at retail are currently tracking about 17% below last year.

Pat Feely, Radica's CEO said, "The disappointing sales in the handheld game category this quarter have been attributed by several of our retail buyers primarily to the Pokemon phenomenon, which has drained consumer interest and dollars away from our primary market category. As a result, several of our key accounts have delayed or reduced their orders for Spring shipment. This comes on top of the expected year to year decline that we had previously projected in fishing game sales which were strong in the first quarter of last year. The combination of these two factors has resulted in a significant decline in handheld shipments during the first quarter."

"Results in our other business segments including Girl Tech products, LMP's video game controllers and our ODM manufacturing business which benefited from the Konami order this quarter are all tracking ahead of last year and have met our expectations for the quarter. The resulting profits from these segments have helped offset much of the decline in handhelds experienced this quarter and speak to the importance of the diversification strategy we have embarked upon during the last two years," said Feely.

"Since buying decisions for Fall are still pending, we have not been able to make a full assessment of the impact of this trend on future quarters; however, given the situation we would encourage caution in estimates being made by our investors. In the longer term we continue to be optimistic that our aggressive diversification efforts will lead to growth opportunities for the company in the future."

The company also announced that it has scheduled a conference call for analysts and the investor community for 11 AM EDST on Friday, April 7.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.



Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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